June 17, 2010

VIA EDGAR

Mr. Jeffrey A. Foor

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          ING Partners, Inc. (on behalf of ING Fidelity® VIP Contrafund Portfolio) (File No. 333-166557)

Dear Mr. Foor:

This letter responds to the comments that you provided on June 9, 2010 and June 14, 2010 in connection with the staff’s review of the Registration Statement filed on Form N-14 on behalf of ING Fidelity® VIP Contrafund Portfolio (the “Acquiring Portfolio”), a series of ING Partners, Inc. (the “Registrant”), on May 6, 2010.  The Registration Statement has been filed in connection with the proposed reorganization (the “Reorganization”) of ING Fidelity® VIP Growth Portfolio, another series of the Registrant (the “Acquired Portfolio” and together with the Acquiring Portfolio, the “Portfolios”) with and into the Acquiring Portfolio.  Your comments and the Registrant’s responses are provided below.  All revisions to the Registration Statement in response to your comments will be reflected in the definitive Registration Statement which will be filed on or about June 22, 2010 on the EDGAR system.  Unless otherwise noted, defined terms have the same meaning as in the Registration Statement.

I.              GENERAL PROXY STATEMENT/PROSPECTUS COMMENTS

1)     Comment: Please reverse the order of appearance of the required N-1A fee table (on page 19) and the summary table of gross and net expenses.

Response:  In response to your comment, the summary table of gross and net expenses has been deleted and the required N-1A fee table has been moved above the section “Comparison of Investment Objectives and Principal Investment Strategies.”

2)     Comment: Page 4. Please include a bullet reflecting that the expenses of the reorganization, should it be approved, will be shared by Directed Services LLC and shareholders of the Acquired Portfolio (disclosure currently appears on page 20).

Response: The bullet point has been added in response to your comment.

3)     Comment: Page 11.  Please confirm the fee table accurately reflects current expenses.  As a reminder, Instruction 3(d)(ii) to Item 3 of Form N-1A requires the restatement of fees if it would materially affect the information disclosed in the table.

Response:  The Registrant confirms that the fee table accurately reflects current expenses of each Portfolio.

II.            MISCELLANEOUS

4)     Comment: Please provide the required Tandy letter along with your response.

Response:  The requested representation letter is attached.

III.           ACCOUNTING COMMENTS

5)     Comment: In light of the factors set forth in North American Security Trust, SEC No-Action Letter (Aug. 5, 1994), please provide a written justification for the choice of the accounting survivor in the Reorganization.

Response:  The Acquiring Portfolio has been selected as the accounting survivor in the Reorganization because the combined portfolio after the Reorganization (the “Combined Portfolio”) will most closely resemble the Acquiring Portfolio when we compare the factors pursuant to the analysis in North American Security Trust.

As each Portfolio operates as a feeder fund and invests all of its assets in a separate mutual fund (the “Master Fund”), the Portfolios have the same investment adviser and fee structure, and the Master Funds in which the Portfolios invest also have the same investment adviser and sub-adviser.  However, the investment objectives and strategies of the Portfolios are different and the Acquiring Portfolio’s investment objective and strategies will survive in the Combined Portfolio after the Reorganization.  As such, the Combined Portfolio will continue to invest in the same Master Fund as that of the Acquiring Portfolio, which is different from the Acquired Portfolio’s Master Fund.  It is further noted that the Master Funds are managed by different portfolio management teams.  In addition, the Acquiring Portfolio is much larger than the Acquired Portfolio (about $377.2 million v. $23.7 million, respectively, as of December 31, 2009).

6)     Comment: In the “Expenses of the Reorganization” disclosure on page 20, provide an estimate of the expenses to be incurred due to the Reorganization.

Response.  As it is currently in the section titled “Expenses of the Reorganization” on page 20 that the expenses of the reorganization will shared equally between Directed Services LLC, the adviser to the Portfolios, (or an affiliate) and the Acquired Portfolio.  In response to the staff’s comment, this disclosure will be revised to further provide that the total expenses of the Reorganization are estimated to be approximately $32,330.

7)     Comment. In the capitalization table, provide a footnote to define what the adjustments to net assets relate to (i.e., expenses of the Reorganization).

Response.  In response to the staff’s comment, a footnote has been added to the adjustments to net assets to state that these adjustments reflect the expenses of the Reorganization to be borne by the Acquired Portfolio.

*              *              *

We hope you find our changes to these materials to be responsive.  If you have any additional questions, please do not hesitate to contact the undersigned at 202.261.3496 or Chris Okoroegbe at 408.477.2278.

Sincerely,

/s/ Hoang T. Pham
Hoang T. Pham

Attachment

cc:	Huey P. Falgout, Jr.
Counsel
ING U.S. Legal Services

Christopher C. Okoroegbe
Counsel
ING U.S. Legal Services

Jeffrey S. Puretz
Partner
Dechert LLP

[ING FUNDS LOGO]

June 17, 2010

Via EDGAR

Mr. Jeffrey A. Foor, Esq.

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                               ING Partners, Inc. (on behalf of ING Fidelity® VIP Contrafund Portfolio) (File No. 333-166557)

Dear Mr. Foor:

The Registrant is responsible for the adequacy and accuracy of the disclosure in this filing.  Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, does not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480-477-2666.  Thank you.

Regards,

/s/ Huey P. Falgout
Huey P. Falgout, Jr.
Counsel
ING U.S. Legal Services

cc:	Jeffrey S. Puretz, Esq.
Dechert LLP